Exhibit 99.1

Ku6 Media Co., Ltd. Announces Extraordinary General Meeting of Shareholders

BEIJING, China, June 8, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on July 8, 2016 at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Davis Polk & Wardwell, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 5, 2016, among the Company, Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”). If completed, the Company will continue its operations as a privately held company and, as a result of the Merger, the American depositary shares, each representing 100 ordinary Shares, (the “ADSs”), will no longer be listed on the NASDAQ Global Market and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders and ADS holders vote for, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby.

Shareholders of record as of the close of business in the Cayman Islands on June 27, 2016 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on June 9, 2016. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (A)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: there is substantial doubt as to our ability to continue as a going concern; we rely on Huzhong for substantially all of our revenues; our business models have experienced significant changes; we require a significant amount of cash to fund our operations; we cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all; continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

Ms. Wendy Xuan

Investor Relations Manager

Ku6 Media Co., Ltd.

Telephone: +86-10-5758-6819

ir@ku6.com

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